EXHIBIT 99.5
HIGHLAND CAPITAL MANAGEMENT, L.P.
1300 Two Galleria Tower
13455 Noel Road, LB 45
Dallas, Texas 75240
November 15, 2005
Via Certified Mail
Board of Directors
Motient Corporation
300 Knightsbridge Pkwy.
Lincolnshire, Illinois 60069
Ladies and Gentlemen:
     We have completed a review of the Registration Statement on Form S-1 filed recently by Tejas Incorporated (“Tejas”) with the Securities and Exchange Commission. We continue to be concerned about the conflicts of interest that permeate the relationships between Tejas, Jared E. Abbruzzese, Sr., Barry Williamson and Tejas’s affiliate, Capital &Technology Advisors, Inc. (“CTA”), on the one hand, and Motient Corporation (the “Company”), on the other hand. Again, we request that the independent members of the Board of Directors or the Audit Committee of the Company (with interested directors abstaining) conduct a complete and thorough investigation of these activities.
     In furtherance of this request, we note the following:
•	An aggregate of 2,628,949 shares of Tejas’ common stock is being registered for resale pursuant to this Registration Statement on behalf of Mr. Abbruzzese or entities controlled by him. As a result of the sale of this common stock and in accordance with the recent trading price of Tejas common stock, Mr. Abbruzzese could receive proceeds of over $32 million. Mr. Abbruzzese received his shares in Tejas not based upon performance but in connection with the acquisition of CTA by Tejas in July 2005.

•	The financial statements of CTA filed by Tejas indicate that CTA revenues were dependent upon two principal customers (one that constituted 31% of its business and the other that constituted 20% of its business). In addition to the Company, the other major customer of CTA (based on publicly available information) appears to be Globix, Inc., another Singer company. Thus, two Singer companies appear to have fueled the revenues that are driving the recent financial success of Tejas and Mr. Abbruzzese. Given the amount of money that the Company and Globix have paid to CTA (the financial statements reflect 2004 revenues from these customers of over $4.0 million and almost $2.5 million, respectively), it is clear that a high percentage of Mr. Abbruzzese’s recent windfall resulting from the CTA acquisition (significant cash plus in excess of 2.5 million shares in Tejas) is directly attributable to amounts paid to CTA by Singer—controlled companies based on contracts recommended by Mr. Abbruzzese and other conflicted members of the Board of Directors.

•	At the same time as Mr. Abbruzzese is receiving a large windfall, the stockholders of the Company have limited liquidity for their shares. Although the Company has recently announced a corporate buy-back program, is this just a cover up for Mr. Abbruzzese’s windfall from the potential resale of his Tejas shares that the stockholders of the Company are not able to share?

EXHIBIT 99.5
•	Mr. Abbruzzese is entitled to receive additional compensation from Tejas for 2005, the amount of which will be determined by the Compensation Committee of Tejas and which will be dependent on “a percentage of business related fee income, consulting income or advisory revenues attributable to his efforts as determined by the Compensation Committee. . .” Mr. Williamson, a director the Company, also serves as Chairman of the Compensation Committee of Tejas. Mr. Williamson, thus, will be in charge of Mr. Abbruzzese’s final 2005 year-end compensation from Tejas, while at the same time directly participating in the process of selecting Mr. Abbruzzese and Tejas to perform services on behalf the Company. This direct conflict of interest raises a particularly high level of concern when one considers the prior excessive payments made by the Company (at the direction of Mr. Williamson and other members of the Company’s Executive Committee) to Tejas in connection with recent financings, and the recent decision by Mr. Williamson and other members of the Company’s Board of Directors not to conduct a thorough independent investigation of Mr. Abbruzzese’s and Tejas’ gouging of the Company and their clear conflicts of interest in connection with these financings.
     At a minimum, all of these questionable activities suggest that the Company may not be getting the requisite independent and professional financial advice at standard market rates from Mr. Abbruzzese and Tejas. It is time for the Company and the Board of Directors to exercise sound business judgment and carefully examine these relationships since it would appear that the Company and its Board of Directors may have been misled by their “outside” financial advisors. It is also time for the Company and its Board of Directors to hire the services of a firm not tainted by these questionable conflicts and activities, unjust enrichment and related transactions. Only then can the Board of Directors know that it is receiving financial advice that reflects the best interests of all stockholders. In the meantime, it is also time to examine the outside activities and conflicts of interests of various Board members, including Mr. Williamson (who seems to be ignoring his duty of loyalty to the stockholders of the Company).
     We request that a response be given to this letter on or prior to November 21, 2005 detailing the Board’s intended action with respect to the aforementioned conflicts of interest. As a significant stockholder, we are entitled to know what actions the Board of Directors is prepared to take in order to address these egregious conflicts and questionable activities.

Very truly yours,

Highland Capital Management, L.P.

By:	Strand Advisors, Inc.,
its general partner

	By:	/s/ J. Kevin Ciavarra

J. Kevin Ciavarra, Officer